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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ANCHOR GLASS CONTAINER CORPORATION

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

03304B300

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☑ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

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13G
CUSIP No. 03304B300

1.	Name of Reporting Person: Carlson Capital, L.P.		I.R.S. Identification Nos. of above persons (entities only): 75-273-3266

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,064,318

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,064,318

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,064,318

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 8.4%

12.	Type of Reporting Person: IA, PN

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13G
CUSIP No. 03304B300

1.	Name of Reporting Person: Asgard Investment Corp.		I.R.S. Identification Nos. of above persons (entities only): 75-2494315

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,064,318

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,064,318

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,064,318

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 8.4%

12.	Type of Reporting Person: CO

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13G
CUSIP No. 03304B300

1.	Name of Reporting Person: Clint D. Carlson		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,064,318

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,064,318

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,064,318

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 8.4%

12.	Type of Reporting Person: IN

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SCHEDULE 13G

     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Carlson Capital, L.P., a Delaware limited partnership (“Carlson Capital”), Asgard Investment Corp., a Delaware corporation (“Asgard Investment”) and the general partner of Carlson Capital, and Clint D. Carlson (“Mr. Carlson”), the President of Asgard Investment, relating to shares of common stock of Anchor Glass Container Corporation (the “Issuer”).

Item 1(a)	Name of Issuer.

Anchor Glass Container Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.

One Anchor Plaza
4343 Anchor Plaza Parkway
Tampa, Florida 33634-7513

Item 2(a)	Name of Person Filing.

The Schedule 13G is being filed on behalf of each of the following persons (each a “Reporting Person”):

	(i)	Carlson Capital, L.P.;
	(ii)	Asgard Investment Corp.; and
	(iii)	Clint D. Carlson (“Mr. Carlson”)

The Schedule 13G relates to Shares (as defined herein) of common stock of the Issuer held for the accounts of Carlson Capital L.P.’s clients.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

2100 McKinney Avenue, Suite 1600
Dallas, Texas 75201

Item 2(c)	Citizenship or Place of Organization.

	(i)	Carlson Capital, L.P. is a Delaware limited partnership.
	(ii)	Asgard Investment Corp. is a Delaware corporation.
	(iii)	Mr. Carlson is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $.10 per share (the “Shares”).

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Item 2(e)	CUSIP Number.

03304B300

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

Ownership as of December 31, 2004 is incorporated by reference to items (5) – (9) and (11) of the cover page of the Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Carlson Capital, L.P. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and, as such, has beneficial ownership of the Shares which are the subject of this filing through the investment discretion it exercises over its clients’ accounts. Asgard Investment Corp. is the General Partner of Carlson Capital, L.P. Mr. Carlson is the President of Asgard Investment Corp.

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Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not Applicable.

Item 8	Identification and Classification of Members of the Group.

Not Applicable.

Item 9	Notice of Dissolution of Group.

Not Applicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge, and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated February 14, 2005 between Carlson Capital, L.P., Asgard Investment Corp. and Clint D. Carlson.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: February 14, 2005

CARLSON CAPITAL, L.P. By: Asgard Investment Corp., its general partner
By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

ASGARD INVESTMENT CORP.
By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

/s/ Clint D. Carlson
Clint D. Carlson

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EXHIBIT 1

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $.10 per share, of Anchor Glass Container Corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

     The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

     This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 14, 2005.

CARLSON CAPITAL, L.P. By: Asgard Investment Corp., its general partner
By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

ASGARD INVESTMENT CORP.
By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

/s/ Client D. Carlson
Clint D. Carlson

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